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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               SCHEDULE 13E-4/A
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       AMENDMENT NO. 1 (FINAL AMENDMENT)

                              G & L REALTY CORP.
                               (Name of Issuer)

                              G & L REALTY CORP.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   361271109
                     (CUSIP number of class of securities)

                               George I. Nagler
                 Vice President, General Counsel and Secretary
                              G & L Realty Corp.
                             439 N. Bedford Drive
                            Beverly Hills, CA 90210
                                (310) 273-9930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                   COPY TO:

                           Frederick B. McLane, Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                             Los Angeles, CA 90071
                                (213) 430-6000

                                October 1, 1999
    (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

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Transaction valuation: $10,500,000*                Amount of filing fee: $2,100
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid:  $2,100             Filing Party: G & L Realty Corp.

    Form or Registration No.:  Schedule 13E-4   Date Filed:  October 1, 1999

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*Calculated solely for purposes of determining the filing fee in accordance with
Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11
thereunder. Based upon the purchase of 1,000,000 shares of Common Stock at the offer price of $10.50 per share.
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    G & L Realty Corp., a Maryland corporation (the "Company"), hereby amends its Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Securities and Exchange Commission on October 1, 1999, with respect to its offer to purchase for cash up to 1,000,000 shares of its common stock, $0.01 par value per share (the "Shares"), at a price of $10.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used in this Amendment No. 1 without definition have the meanings assigned to them by the Schedule 13E-4.

ITEM 8.  ADDITIONAL INFORMATION.

         The response to Item 8(e) of the Schedule 13E-4 is hereby supplemented and amended as follows:

         At 11:59 P.M., New York City time, on October 29, 1999, the Offer expired in accordance with its terms. In accordance with the Offer, the Company accepted for purchase 1,000,000 Shares, which were all Shares validly tendered and not withdrawn. A total of 2,047,756 shares were validly tendered and not withdrawn including 5,339 odd lot Shares. There will be a proration of the Shares tendered with the result that the Company will purchase approximately 48.7% of the Shares tendered.

         Copies of the Company's news release dated November 1, 1999 announcing the preliminary results of the Offer, and its news release dated November 4, 1999 announcing the final results of the Offer are attached hereto as Exhibits
(a)(9) and (a)(10), respectively, and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended by the addition of the following thereto:

         (a)(9) News Release issued by the Company on November 1, 1999.

         (a)(10) News Release issued by the Company on November 4, 1999.

                                       1
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                G & L REALTY CORP.

                                By:     /s/ David E. Hamer
                                       ---------------------------------------
                                Name:  David E. Hamer
                                Title: Controller and Chief Accounting Officer
November 5, 1999

                                       2
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                                 EXHIBIT INDEX



Exhibit
Number    Description

(a)(9)    News Release issued by the Company on November 1, 1999.

(a)(10)   News Release issued by the Company on November 4, 1999.